F

Shark Wheel, Inc. 2025 Annual Report

Shark Wheel, Inc. ("Shark Wheel" the "Company," "we," or "us"), a Delaware Corporation incorporated on October 24th, 2012, is holding the following offering:

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document. No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

ABOUT THIS FORM C-AR:
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

support@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or

off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any

reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found here:

https://www.sec.gov/edgar/search/#/ciks=0001709539&entityName=Shark%2520Wheel%252C%2520Inc.%2520(CIK%25200001709539)

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

Issuer Information

Shark Wheel, Inc.

27285 Las Ramblas, STE 220, Mission Viejo, CA 92691

Eligibility

The following are true for Shark Wheel, Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
Shark Wheel has not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding, however they have filed their C-AR after the deadline imposed under Regulation Crowdfunding.

Directors, Officers and Promoters of the Company

The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

<u>Employee Name and Title</u>

Zack Fleishman: CEO

Mr. Zack Fleishman's primary position is with the issuer.

Employee Background

A former ATP Tour pro player for 10 years. No stranger to hard work, sacrifice and success. He handles all day-to-day business duties, including patents, business development, licensing deals and much more.

3-Year Work History

Shark Wheel, Inc. | COO | April 2012 – November 2022

Shark Wheel, Inc. | CEO | November 2022 – present

Shark Wheel Agriculture | CEO | Feb 2020 – present

<u>Employee Name and Title</u>

Gary Fleishman: President

Mr. Gary Fleishman's primary position is with the issuer.

Employee Background

Gary has management & business expertise in running companies for over 35 years. He has served as the Senior Vice-President & Regional Manager for the world's largest real estate company. He is involved in all Shark Wheel dealings, but not on payroll.

3-Year Work History

Shark Wheel, Inc. | President | 2012 – present

Realty One Group United | VP/Regional Manager | Apr 2023 – present

<u>Employee Name and Title</u>

Bill Ellison: COO

Mr. Ellison's primary position is with the issuer.

Employee Background

More than 25+ years of extensive experience, leading to reduced costs, increased profits, and improved processes Comprehensive experience in directing operations within diverse industries. Visionary leadership and talent for evaluating organizational needs and identifying areas for improvement. Develop and execute action plans that drive overall operational efficiency while reducing costs, as well as raising revenue and profitability. Successful track record of cutting costs and excellence in financial stewardship. Helps develop Shark Wheel's strategy, AI infrastructure, eCommerce, financial structure, and sales.

3-Year Work History

Shark Wheel, Inc. | COO | May 2026 - Present
Cadiz Capital Holdings, LLC | President | Jan 2015 - present

<u>Employee Name and Title</u>

Mel Paul: Fractional CFO

Mr. Paul's fractional position is with the issuer.

Employee Background

Melvin G. Paul is the Chief Financial Officer of Shark Wheel, Inc., the Southern California company known for its innovative sine-wave wheel design across skate, sporting goods, and industrial applications. He stepped into the CFO role in the summer of 2026, bringing more than two decades of accounting, audit, and financial leadership to a company built on reinventing a product that had not meaningfully changed in decades.

In 2025, Melvin co-founded Calculated and Composed LLC, a firm that pairs fractional financial

leadership with operations administration for small businesses. There he delivers CFO and Controller services, audit readiness, and financial operations support, giving mission-driven organizations senior-level expertise.

For several years, Melvin served as a fractional CFO, Controller and Accounting Consultant at Curucaye LLC, where he built financial infrastructure for small and growing businesses. His work spanned financial reporting and analysis, design and implementation of internal controls, budgeting, forecasting, reconciliations, and cash management across a range of industries. He was also a practical adopter of AI tools, using them to streamline workflows and improve both the speed and accuracy of reporting.

That work rests on a deep technical foundation. Melvin holds a Bachelor of Science in Accounting from the University of Delaware's Alfred Lerner College of Business and Economics.

3-Year Work History

Shark Wheel, Inc. | Fractional CFO | May 2026 - Present
Curucaye, LLC | CFO | May 2020 – Present
Calculated & Composed, LLC | Co-Founder and Principal | Jan 2026 - Present

Principal Security Holders

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

Gary Fleishman

Securities

3,768,888 shares

Security Class

Class A Common Stock

Voting Power
50%

Percentage Ownership
18.86%

Principal Security Holder Name

Zack Fleishman

Securities

3,187,980 shares

Security Class

Class A Common Stock

Voting Power
50%

Percentage Ownership
15.95%

Business and Anticipated Business Plan

Business of the issuer and the anticipated business plan

Business Background

Shark Wheel, Inc. ("Shark Wheel" or the "Company") is a California-based wheel technology company focused on developing, manufacturing, and commercializing proprietary wheel designs for consumer, agricultural, industrial, and other applications. The Company was founded around the development of a patented wheel geometry based on a three-dimensional sine-wave design. Unlike a conventional circular wheel, the Shark Wheel incorporates a wave-like profile that is designed to combine characteristics of a narrow and wide wheel as it moves across different surfaces. The Company's technology is intended to provide performance characteristics including traction, rolling efficiency, obstacle handling, durability, and reduced rutting in certain applications.

The underlying technology was developed by inventor David Patrick, whose work with three-dimensional sine-wave geometry led to the development of the Shark Wheel. The Company initially commercialized the technology through the skateboarding and longboarding markets, where the product gained exposure through competitive use, consumer sales, and the Company's appearance on ABC's *Shark Tank*. Over time, Shark Wheel expanded its product development efforts beyond recreational wheels and began applying its technology to agricultural and industrial applications. The Company has described this transition as a move from primarily an R&D-focused business toward a broader commercial sales and product company.

The Company has developed intellectual property around its wheel designs and has pursued applications in multiple industries where wheel performance may provide a competitive or operational advantage. Shark Wheel's current product categories include skateboard and longboard wheels, complete skateboards and electric longboards, surfskate products, roller-skate wheels, accessories, and industrial applications. The Company is also developing additional applications for its technology, including agricultural and material-handling products.

Business Model

Shark Wheel operates through a combination of direct-to-consumer product sales, business-to-business sales, OEM relationships, and potential licensing opportunities. In its consumer business, the Company sells Shark Wheel-branded wheels and complete products directly through its online store, including skateboard wheels, longboard wheels, electric longboards, complete boards, roller-skate wheels, accessories, and related products. The Company also sells through third-party distributors and retail channels.

The Company's longer-term strategy is to leverage its underlying wheel technology across multiple industries rather than relying exclusively on the skateboarding market. The Company has identified opportunities in agriculture, material handling, luggage, medical equipment, industrial carts, printing equipment, and other applications where the characteristics of its wheel

design may provide advantages over conventional wheels. In these markets, Shark Wheel may generate revenue through direct product sales, OEM relationships, distribution arrangements, and licensing or other commercial partnerships. The Company's prior business plan described a strategy of acting as an OEM supplier and pursuing licensing opportunities across industries that use standardized wheel sizes and applications.

This multi-market approach is intended to allow the Company to apply a common underlying technology across multiple end markets. For example, a wheel design developed for one application may be adaptable to other products that use similar wheel dimensions or performance characteristics. The Company believes this provides opportunities to develop multiple revenue streams from its existing intellectual property and engineering work.

Products and Technology

The Company's primary intellectual property is its proprietary Shark Wheel geometry. The design incorporates a three-dimensional sine-wave profile rather than a conventional circular wheel. According to the Company, this configuration allows the wheel to change its effective contact characteristics while in motion, providing a combination of properties associated with both narrower and wider wheels. The Company has conducted laboratory, university, third-party, and real-world testing of aspects of the technology and has reported performance advantages in areas including rolling resistance, longevity, rebound, obstacle avoidance, abrasion resistance, and off-road performance.

The Company has commercialized the technology in the recreational market through multiple wheel sizes, formulas, and configurations. Its current consumer portfolio includes skateboard and longboard wheels, electric longboards, complete skateboards, surfskates, roller-skate wheels, and related accessories.

Shark Wheel has also developed products intended for agricultural applications. Its SWIFT agricultural wheel is an airless wheel designed for irrigation equipment and intended to reduce soil rutting while providing traction and eliminating the possibility of conventional tire flats. The Company reports that the agricultural product has undergone multiple years of development and testing and that its agricultural division has progressed into commercial sales.

The Company has continued to develop additional applications of its technology, including wheelchair wheels and pallet-jack wheels.

Market Opportunity

Shark Wheel operates in multiple large and established markets rather than relying on a single end-use category. Its existing consumer products participate in the skateboarding, longboarding, roller-skating, and personal mobility markets, while its developing products target agricultural, industrial, material-handling, medical, luggage, and other commercial applications.

The Company's opportunity is based on applying its wheel technology to applications where wheel performance can affect operating efficiency, durability, traction, maneuverability, soil

impact, or user experience. Agriculture represents one such opportunity. Traditional pneumatic wheels used on certain agricultural equipment can create significant soil ruts and are susceptible to punctures and flats. Shark Wheel has developed airless agricultural wheels intended to address these issues while maintaining traction and load-bearing characteristics.

The industrial and commercial opportunity is broader and includes applications such as pallet jacks, carts, luggage, medical equipment, printing equipment, forklifts, and other equipment that relies on wheels for movement. Because many of these applications utilize standardized wheel dimensions, the Company believes that its existing technology can potentially be adapted across multiple product categories without requiring an entirely new underlying wheel architecture for each market.

The Company's strategy is therefore not limited to increasing sales of its existing skateboarding products. Instead, management intends to expand the number of industries and applications incorporating Shark Wheel technology and to pursue commercial relationships with larger manufacturers, distributors, and other strategic partners.

Traction and Commercial Development

Shark Wheel has progressed from an R&D-focused company into a business with commercial products and revenue across multiple product categories. According to the Company's current offering materials, Shark Wheel generated approximately $9 million in gross revenue during 2023 and 2024 combined.

The Company's consumer business has provided a commercial foundation for the broader technology platform. Shark Wheel products have received exposure through ABC's *Shark Tank*, the Discovery Channel, FOX, FedEx advertising, and other media. The Company has also reported relationships and commercial activity involving large brands and organizations, including Bridgestone-Firestone, Harley-Davidson, Samsonite, the PGA Tour, and others.

The Company has also made progress commercializing its agricultural technology. Shark Wheel previously received three National Science Foundation Small Business Innovation Research ("SBIR") grants totaling approximately $1.1 million for development of its agricultural wheel technology, including a $225,000 Phase I award, a $724,313 Phase II award, and a $150,000 Phase IIb award. The Company subsequently began commercializing its agricultural wheel products and reported sales involving an industry leader, a Fortune 500 company, and other distributors.

More recently, the Company has expanded its product development pipeline to include additional industrial and agricultural applications. These efforts include wheelchair wheels, pallet-jack wheels, and other products currently under development. The Company believes that these products provide opportunities to expand revenue beyond its historical consumer business.

Intellectual Property and Competitive Position

Shark Wheel's competitive position is based primarily on its proprietary wheel geometry, associated intellectual property, product development experience, and accumulated testing and commercialization experience. The Company has developed and patented its sine-wave wheel technology and has sought to establish applications for the technology across multiple industries.

The Company believes that its intellectual property and accumulated R&D provide a barrier to entry for competitors seeking to replicate its wheel design and performance characteristics. In addition to its intellectual property, the Company has developed manufacturing specifications, product designs, testing data, customer relationships, and market knowledge through its years of product development and commercialization.

The Company competes with traditional circular wheels and tires as well as other specialized wheel manufacturers. In many of its target markets, competitors have greater financial resources, manufacturing capacity, distribution networks, brand recognition, and established customer relationships. The Company's ability to expand into new markets will depend on its ability to demonstrate the performance and economic benefits of its products, secure commercial relationships, scale manufacturing, and generate sufficient demand.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C-AR is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C-AR, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C-AR and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it

will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering â€“ it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of

loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C-AR and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Are there any limitations on any voting or other rights identified above?

See Question 13.

15. How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

Material terms of any outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	SAFEs	Voting Rights
Class A Common Stock	19,372,272	16,573,794	N/A	N/A	Yes
Class B Common Stock	627,728	627,728	N/A	N/A	No
Class C Preferred Stock	2,781,427	2,781,427	N/A	N/A	No

Options, Warrants and Other Rights

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are valued at the issuer’s discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same

type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value – The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value – This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach – This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a

minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company’s common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company’s common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

Material terms of any indebtedness of the issuer:

Creditor / Lender	**Amount Outstanding**	**Interest Rate**	**Maturity / Due Date**
Robbin R. Dawson / Plains Land Bank	$960,911	N/A	Current — due within one year / during 2026
Settle Invoice / A/P Financing	$224,920	N/A	Revolving line of credit; no specific maturity date
Insurance Financing	$47,072	N/A	Renews annually; current insurance financing expires/renews in November

Wefunder Investors / Convertible Notes	$380,476	N/A	Convertible into equity; stated to accrue interest prior to conversion, with conversion expected in 2028
Other Convertible Promissory Note Holders	$70,000	8% simple interest	Principal + accrued interest due upon request of majority holders on or after **November 24, 2028**
Credit Card Issuers	$32,284	N/A	No stated maturity
Total Debt	**$1,715,663**		

What other exempt offerings has the Company conducted within the past three years?

Type of security sold: Convertible Note
Amount Sold to Date: $645,435
Number of Securities Sold: N/A
Use of proceeds: Operations, Inventory, R&D
Date: 4/30/2026
Offering exemption relied upon: Reg CF

Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

The Company conducts transactions among Shark Wheel, Inc. and its consolidated subsidiaries in the ordinary course of operations, including advances, allocations, payments on behalf of affiliates, shared expenses, inventory support, financing support, and administrative services. Management-adjusted SWI and SWS reciprocal balances were approximately $2,504,370 on each side at December 31, 2025. All significant intercompany receivable and payable balances and intercompany transactions have been eliminated in consolidation.

Management evaluated subsidiary investor balances and concluded that ASK LLC and Innoventure LLC balances represent outside equity interests in Shark Wheel Agriculture LLC, as disclosed in Note 11. Management has represented that all known related-party transactions, related-party balances, guarantees, commitments, and side agreements have been disclosed to the auditors and considered in the consolidated financial statements.

Management represented that Robbin Dawson is a minor investor and significant lender but does not control, direct, or significantly influence the Company's operating or financial decisions. Accordingly, Dawson is not presented as a related party. Management also represented that Qirui Sports (Hangzhou) Co., Ltd. is a third-party vendor and not a related party. The Company may receive support from investors, officers, shareholders, and other parties in the form of financing, advances, guarantees, or other arrangements. Such arrangements are accounted for based on their legal form and economic substance and are disclosed when material.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

Yes.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

For the year ended December 31, 2025, Shark Wheel, Inc. generated $1.72 million in net revenue, compared with $3.80 million in 2024, representing a decrease of approximately 54.8%. Product revenue declined from $4.15 million in 2024 to $1.68 million in 2025, partially offset by $68,091 of shipping income in 2025. The Company's cost of goods sold also declined, from $3.34 million in 2024 to $1.35 million in 2025. As a result, gross profit decreased from $466,289 in 2024 to $365,005 in 2025, although the Company's gross margin improved from approximately 12.3% to 21.2%. The improvement in gross margin indicates that, while overall sales volume declined materially during 2025, the Company generated a greater gross profit percentage on the revenue it did generate.

Operating expenses also decreased during 2025. The Company reported total operating expenses of $1.61 million in 2025 compared with $1.80 million in 2024, a reduction of approximately $193,000. The 2025 operating expenses included $1.36 million of selling, general and administrative expenses, $166,098 of revenue clearing and platform settlement expenses, and an $88,081 allowance for a disputed litigation receivable. Despite the reduction in operating expenses, the lower revenue and gross profit resulted in an operating loss of $1.25 million in 2025, compared with an operating loss of $1.34 million in 2024. After accounting for other income and expenses, including $141,748 of interest and financing costs in 2025, the Company reported a net loss of $1.37 million in 2025 compared with a net loss of $1.29 million in 2024. The Company's balance sheet changed materially during the year. Total assets decreased from $2.31 million at December 31, 2024 to $1.82 million at December 31, 2025. Cash and cash equivalents increased from $198,326 to $546,580, while inventory declined substantially from $1.69 million to $897,839. The reduction in inventory reflects inventory usage, sales activity,

inventory reconciliation adjustments, and reduced agriculture inventory balances during 2025. The Company also reported $38,612 of net accounts receivable at year-end 2025 compared with $63,456 in 2024.

The Company's liabilities and equity position remained a significant financial consideration at December 31, 2025. Total liabilities increased from $2.28 million in 2024 to $3.11 million in 2025, while total equity declined from $29,426 to a deficit of approximately $1.29 million. The Company reported current assets of approximately $1.51 million against current liabilities of approximately $3.04 million, resulting in a working capital deficit of approximately $1.53 million. The audited financial statements state that these conditions, together with the Company's recurring losses, accumulated deficit, debt and financing obligations, accounts payable, and ongoing liquidity requirements, raise substantial doubt about the Company's ability to continue as a going concern. Management has indicated that it intends to address its liquidity requirements through continued sales growth, cost controls, working-capital financing, additional debt or equity financing, investor support, and expansion of its agriculture, electric, skate, industrial, and other product channels.

**For additional information regarding the issuer's financials, please review Exhibit A.*

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   i. In connection with the purchase or sale of any security?

ii. Involving the making of any false filing with the Commission?
iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
   i. At the time of the filing this offering statement bars the person from:
    1. **Association with an entity regulated by such commission, authority, agency or officer?**
    2. **Engaging in business of securities, insurance, or banking?**
    3. **Engaging in savings association or credit union activities?**

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
   i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
   ii. Places limitations on the activities, functions or operations of such person?
   iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?
5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**
   i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
   ii. Section 5 of the Securities Act?
6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years**

before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Shark Wheel, Inc.answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Audited Financials: See Exhibit A

Exhibit A

Audited Financial Statements (See attachment to Form C-AR)